UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025 (Report No. 3)

Commission File Number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

CONTENTS

On September 30, 2025, Brenmiller Energy Ltd., or the Company, issued a press release titled “Brenmiller Reports First Half 2025 Financial Results, Operational Updates, and Upcoming Catalysts”. A copy of this press release is furnished with this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, as Exhibit 99.1. In addition, the Company is furnishing its unaudited condensed consolidated financial statements as of and for the six month period ended June 30, 2025 as Exhibit 99.2 to this Form 6-K and is furnishing its Management’s Discussion and Analysis of Financial Condition and Results of Operations, which discusses and analyzes Company’s financial condition and results of operations as of and for the six month period ended June 30, 2025, as Exhibit 99.3 to this Form 6-K.

This Form 6-K (other than the second paragraph of Exhibit 99.1 furnished herewith) is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-289219, 333-283874, 333-273028 and 333-272377) and Form S-8 (File Nos. 333-284377, 333-278602 and 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Brenmiller Reports First Half 2025 Financial Results, Operational Updates, and Upcoming Catalysts”.
99.2	Condensed Consolidated Financial Statements as of and for the Six-Month Period Ended June 30, 2025 (Unaudited).
99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.
104	Cover Page Interactive Data File (embedded within Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: September 30, 2025	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

3